FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2013

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of August 2013 and incorporated by reference herein is the Registrant's immediate report dated August 15, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein
Guy Bernstein CEO
dated:	August 15, 2013

PRESS RELEASE

Formula Systems Reports Second Quarter Results for 2013 with Net Income of $4.9 Million, an Increase of 21% Year over Year

Second Quarter Revenues Increased by 8% Year-Over-Year to $201.2

Or Yehuda, Israel, August 15, 2013 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions, and proprietary software products, today announced its results for the second quarter of 2013.

Financial Highlights for the Second Quarter Ended June 30, 2013

•	Revenues for the second quarter ended June 30, 2013, increased 8% to $201.2 million compared to $186.1 million in the same period last year.

•	Operating income for the second quarter ended June 30, 2013, increased 11% to $15.4 million, compared to $13.9 million in the same period last year; Non-GAAP operating income for the second quarter ended June 30, 2013, decreased 1% to $17.7 million, compared to $17.8 million in the same period last year.

•	Net income for the second quarter ended June 30, 2013, increased 21% to $4.9 million (or $0.34 per fully diluted share) compared to $4.0 million (or $0.28 per fully diluted share) in the same period last year. Non-GAAP Net income for the second quarter ended June 30, 2013, increased 2% to $6.1 million compared to $6.0 million in the same period last year.

•	On June 10, 2013, we declared a cash dividend in the amount of US $0.37 per share and in the aggregate amount of approximately US $5.5 million paid on July 2, 2013.

Financial Highlights for the Six-Month Period Ended June 30, 2013

•	Revenues for the six-month period ended June 30, 2013, increased 7% to $389.9 million compared to $364.4 million in the same period last year.

•	Operating income for the six-month period ended June 30, 2013, increased 3% to $28.6 million compared to $27.8 million in the same period last year; Non-GAAP operating income for the six-month period ended June 30, 2013, decreased 3% to $34.5 million compared to $35.5 million in the same period last year.

•	Net income for the six-month period ended June 30, 2013, decreased 23% to $9.1 million (or $0.64 per fully diluted share) compared to $11.8 million (or $0.84 per fully diluted share) in the same period last year; Net income in 2012 included a net gain of $3.4 million resulting from the remeasurement of the Company’s investments, attributable to regaining controlling interest in Sapiens. Non-GAAP net income for the six-month period ended June 30, 2013, decreased 21% to $12.4 million compared to $15.7 million in the same period last year

•	Formula’s consolidated cash and short term and long term investments in marketable securities totaled approximately $127.2 million, as of June 30, 2013.

•	Total equity on June 30, 2013 was $479.8 million, representing 53% of the total balance sheet.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “I am happy to report the second quarter results which reflect continuing strong financial performance across all of our subsidiaries, a direct result of our effective resource management and long-term growth strategy. During this quarter, Matrix has improved its gross profit, operating profit and net income by rapidly responding to changing market conditions and declared a cash dividend of approximately NIS16.8 million (or NIS0.28 per share). Sapiens reached record quarterly revenues of $33.1 million thanks to increasing demand for its solutions across its major markets and continues to make investments in its business to keep its market-leading position. Magic which continued its double-digit growth rate by winning new and repeat business and expanding its professional service activities has just announced a dividend for the first half of 2013 in the amount of approximately $3.4 million (or $0.09 per share) reflecting its strong financial position.”

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets derived from acquisitions;

•	Research and development capitalization and related amortization;

•	Share-based compensation;

•	Unwinding of discount in connection with liabilities due to acquisitions; and

•	Related tax effect of the above items.

Formula’s management believes that the purpose of such adjustments is to give an indication of Formula’s performance exclusive of non-cash charges and other items that are considered by management to be outside of Formula's core operating results.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Formula believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Formula’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Formula’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
Revenues	201,158	186,124	389,928	364,429
Cost of revenues	152,710	142,017	296,120	278,353

Gross profit	48,448	44,107	93,808	86,076
Research and development costs, net	3,873	2,772	7,980	5,211
Selling, general and administrative expenses	29,121	27,506	57,241	53,113
Other income (expenses), net	(11)	74	(2)	74

Operating income	15,443	13,903	28,585	27,826

Financial income (expenses), net	(2,091)	(2,265)	(3,566)	(3,759)

Income before taxes on income	13,352	11,638	25,019	24,067
Taxes on income	2,253	1,610	4,039	3,652

Income after taxes	11,099	10,028	20,980	20,415
Equity in gains (losses) of affiliated companies, net	(34)	-	(23)	3,719

Net income	11,065	10,028	20,957	24,134
Change in redeemable non controlling interests	605	1,343	1,357	1,343
Net income attributable to non-controlling interests	5,579	4,666	10,479	10,970

Net income attributable to Formula's shareholders	4,881	4,019	9,121	11,821

Earnings per share (basic)	0.36	0.30	0.67	0.87
Earnings per share (diluted)	0.34	0.28	0.64	0.84

Number of shares used in computing earnings per share (basic)	13,654,478	13,596,000	13,625,239	13,596,000
Number of shares used in computing earnings per share (diluted)	14,094,366	13,808,000	13,921,454	13,778,000

FORMULA SYSTEMS (1985) LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

GAAP operating income	15,443	13,903	28,585	27,826
Amortization of capitalized software and other intangible assets	4,215	4,784	8,983	9,493
Capitalization of software development	(3,001)	(2,026)	(5,319)	(4,128)
Stock-based compensation	1,078	1,169	2,223	2,357
Total adjustments to GAAP	2,292	3,927	5,887	7,722
Non-GAAP operating income	17,735	17,830	34,472	35,548

GAAP net income attributable to Formula's shareholders	4,881	4,019	9,121	11,821
Amortization of capitalized software and other intangible assets	4,215	4,784	8,983	9,493
Capitalization of software development	(3,001)	(2,026)	(5,319)	(4,128)
Stock-based compensation	1,078	1,169	2,223	2,357
Non-controlling interest in amortization intangible assets	(672)	(1,437)	(2,032)	(2,841)
Unwinding of discount in connection with liabilities due to acquisitions	8	-	215	-
Deferred taxes on the above items	(402)	(530)	(815)	(1,006)
Total adjustments to GAAP	1,226	1,960	3,255	3,875
Non-GAAP net income attributable to Formula's shareholders	6,107	5,979	12,376	15,696

Non-GAAP earnings per share (basic)	0.45	0.44	0.91	1.15
Weighted average number of shares used in
computing earnings per share (basic)	13,654,478	13,596,000	13,625,239	13,596,000

Non-GAAP earnings per share (diluted)	0.41	0.41	0.84	1.07
Weighted average number of shares used in
computing earnings per share (diluted)	14,718,782	14,719,000	14,718,782	14,719,000

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2013	2012
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	110,550	111,238
Marketable securities	16,177	14,866
Trade receivables	195,030	201,886
Other accounts receivable	46,655	41,012
Total current assets	368,412	369,002

LONG-TERM INVESTMENTS:
Marketable securities	426	331
Deferred Taxes	14,537	13,618
Investments in affiliated companyies	3,223	3,022
Prepaid expenses and other accounts receivable	11,095	5,285
Total long-Term Investments	29,281	22,256

SEVERANCE PAY FUND	68,831	66,799

PROPERTY, PLANTS AND EQUIPMENT, NET	22,860	21,459

NET INTANGIBLE ASSETS AND GOODWILL	412,000	401,404

TOTAL ASSETS	901,384	880,920

CURRENT LIABILITIES:
Liabilities to banks	22,220	23,607
Debentures	-	15,735
Trade payables	48,033	51,943
Deferred revenues	46,200	33,998
Other accounts payable	95,624	98,009
Total current liabilities	212,077	223,292

LONG-TERM LIABILITIES:
Liabilities to banks and others	74,420	64,659
Deferred revenue	5,861	1,346
Other long-term payables	21,322	19,010
Accrued severance pay	84,548	81,832
Total long-term liabilities	186,151	166,847

REDEEMABLE NON-CONTROLING INTEREST	23,371	22,363

EQUITY
Formula shareholders' equity	251,114	245,067
Non-controlling interests	228,671	223,351
Total equity	479,785	468,418

TOTAL LIABILITIES AND EQUITY	901,384	880,920